Christopher S. Auguste
Phone  212-715-9265
Fax  212-715-8277
cauguste@KRAMERLEVIN.com

July 18, 2012

VIA EDGAR AND BY FEDERAL EXPRESS

Mr. Mark P. Shuman
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:          Viggle Inc. (f/k/a Function(x) Inc.)
Amendment No. 9 to Registration Statement on Form S-1
Filed July 6, 2012
File No. 333-174481

Dear Mr. Shuman:

Reference is made to the letter dated July 13, 2012 (the “Comment Letter”) to Robert F.X. Sillerman, Chief Executive Officer of Viggle Inc. (“Viggle” or the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Amendment No. 9 to Registration Statement on Form S-1 filed by the Company with the Securities and Exchange Commission (the “SEC”).

This letter sets forth the Company’s responses to the Staff’s comments.  For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Amendment No. 9 to Registration Statement on Form S-1 Filed July 6, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

1.
In your response to prior comment 2, you provide Revenue-to-Rewards Cost ratios (or Rewards Cost-to-Revenue ratios) on page 21 for the following periods: January 1, 2012 through April, 30, 2012, the month of May, and June 1 through June 27, 2012. In your response letter, please provide your analysis of whether these ratios are non-GAAP financial measures within the meaning of Item 10(e) of Regulation S-K. If so, expand the disclosure to clarify how any non-GAAP presentations deviate from GAAP amounts and otherwise as appropriate. Your disclosures regarding the ratios in the most recent periods should indicate that there may be significant timing differences between these periods and that these ratios may not accurately measure your performance for the complete period.

Mr. Mark P. Shuman
United States Securities and Exchange Commission
July 18, 2012

In response to the Staff’s comment, we have revised the disclosure on page 21 of Amendment No. 10.

Executive Compensation, page 36

2.
Please revise to clarify the circumstances of Ms. Janet Scardino’s removal from your board. For example, if Ms. Scardino was removed as director by written consent of your majority stockholder, Mr. Sillerman, please revise to describe such action. Also, we remind you that you any notice or soliciting materials sent to your stockholders should be filed with your next annual report, pursuant to page 12 of Form 10-K.

In response to the Staff’s comment, we have revised the disclosure on pages 36 and 42 of Amendment No. 10. We acknowledge the Staff's reminder to file any notice or soliciting materials sent to stockholders in our next annual report.

3.
Your disclosure on page 36 indicates that Ms. Scardino was removed as chief executive officer, and that her employment agreement remains in place. Please clarify the meaning of this statement. It is unclear whether Ms. Scardino remains an employee who provides full-time services to you, or if the termination provisions of her employment agreement are now operative. Describe the nature of her current and expected future services to the company and more specifically discuss the payment arrangements following her termination as an officer and removal as a director.

In response to the Staff’s comment, we have revised the disclosure on page 36 of Amendment No. 10.

Should you have any questions, please contact me at the phone number or e-mail address set forth above.

Mr. Mark P. Shuman
United States Securities and Exchange Commission
July 18, 2012

Sincerely,

/s/ Christopher S. Auguste

Christopher S. Auguste

CSA:cr

cc:  Mitchell J. Nelson (w. encl.)